 Exhibit 99.1

First Mining Intersects 7.18 g/t Au over 8 m at the Miroir Target and Provides Duparquet Project Update

•	DUP25-085 returns 3.74 g/t Au over 15.5 m and 7.18 g/t over 8.0 m, including 30.58 g/t over 1.65 m
•	DUP25-081 returns 1.56 g/t Au over 33.15 m, including 3.18 g/t Au over 7.6 m
•	DUP25-090 returns 4.08 g/t Au over 12.0 m, including 11.20 g/t Au over 1.0 m, extending mineralization to vertical depth of 250 m

VANCOUVER, BC, March 9, 2026 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) is pleased to announce additional results from the 2025 exploration drilling program at its Duparquet Gold Project ("Duparquet Project" or the "Project") located in the Abitibi region of Quebec, Canada. The Company completed its 2025 drilling program at the Project in October, totaling 16,577 m of drilling. The results reported here are mainly from the Miroir target, a high-priority discovery zone first intersected in the 2024 drill program and subsequently advanced through follow-up drilling in 2025. The latest results extend Miroir mineralization to a vertical depth of 250 m, representing an additional 150 m of down-dip expansion beyond previous drilling. The target currently spans approximately 150 m of strike length and 250 m in depth and remains open at depth and along strike to the east (Figures 1 & 2).

Assay results from drill hole DUP25-081 have returned 1.56 g/t Au over 33.15 m, including 3.18 g/t Au over 7.60 m. Drill hole DUP25-085 returned 3.74 g/t Au over 15.5 m and 7.18 g/t over 8.0 m, including 30.58 g/t over 1.65 m.  DUP25-090 returned 4.08 g/t Au over 12.0 m, including 11.20 g/t Au over 1.0 m. Drilling at the Miroir target has continuously been building potential for a strong resource growth zone returning multiple robust gold intercepts, and it will be a key target to advance in the 2026 drilling campaign.

"The results from our 2025 drilling program at Duparquet and around the Miroir target continue to demonstrate potential for the Project," stated Dan Wilton, CEO of First Mining. "The Project's near-surface mineralization footprint continues to be strengthened with our ongoing drilling success while further extending the target at depth, demonstrating Miroir's potential as a resource-growth area at the Duparquet Project. In addition to our exploration program, we are excited to embark on our environmental baseline program to continue advancing the Project.  The development and reclamation of this Project site represent a tremendous opportunity not only for First Mining, but for the provincial government, City of Duparquet, neighbouring communities and First Nation members."

Duparquet Project Update

First Mining is pleased announce that it has commenced a comprehensive environmental baseline data collection program at the Duparquet Project to support the information requirements to complete the regulatory approvals process for the Project. The program is led by First Mining's in-house Sustainability team and supported by Stantec, who both have significant related experience from the successful development of the Greenstone Gold Mine, which recently commenced production in Ontario.

The baseline programs cover all areas of the environment starting with geochemistry and water quality, through to aquatic studies and other biophysical aspects required to advance Project planning. First Mining continues its engagement and collaboration with the City of Duparquet and its residents through the implementation of the Memorandum of Understanding signed in September 2025. Project engineering studies and consultation are planned to advance in 2026 towards optimizing the site plan and the potential publication of a feasibility study building on the success of the 2023 Preliminary Economic Assessment.

Exploration Program Update and Outlook

Drilling activities at the Duparquet Project concluded in October 2025, with a total of 16,577 m completed during the year. While all assays from the 2025 drilling program have been received, outstanding results and interpretations will be disclosed in a future update as ongoing integration and modelling work continues.

The Company is currently reviewing and incorporating the 2025 data into updated geological and exploration target models. In parallel, the 2026 exploration program is being finalized, with a targeted commencement in Q2 2026. Planned drilling will focus on high-priority targets, including Miroir, to further advance its potential as a key resource expansion opportunity.

Additional Drilling Details

Further highlights from the latest drilling results disclosed herein are from the Valentre target area (Figure 2). Drill hole DUP25-074 returned 1.92 g/t Au over 9.3 m, including 2.80 g/t Au over 4.8 m, and DUP25-083 returned 4.26 g/t Au over 3.5 m and 2.41 g/t Au over 10.95 m. The latest results continue to demonstrate the continuity of the CVD target area, with the target currently extending to 480 m below surface and remaining open at depth.

Two additional greenfields exploration targets, Normandie and Lumière, were drill tested in 2025 with a program (Figure 2) targeting geophysical anomalies hosted along favourable lithological contacts. Normandie, a geophysically interpreted structure located 150 m towards the northeast along strike from Miroir, returned 1.39 g/t Au over 4.0 m and 5.22 g/t Au over 1.0 m in DUP25-068, highlighting a favourable area for gold mineralization and further geological modelling and drill testing. Drilling at the Lumière target, located ~300 m northwest of Miroir, returned 7.74 g/t Au over 1.40 m as well as 2.23 g/t Au over 1.50 m near surface in drill hole DUP25-086, successfully demonstrating the presence of favourable mineralization and once further modelled, a favourable target for follow up drilling.

Figure 1: Miroir Long Section, highlighting recent drilling as well as the open-ended potential of the Miroir interpreted structure (CNW Group/First Mining Gold Corp.)

Figure 2: Plan view map, highlighting the Miroir, Valentre and other significant targets in the Central Duparquet-Dumico area (CNW Group/First Mining Gold Corp.)

The latest reported assays represent approximately 2,550 m of drilling from a total of ~5,000 m across 22 drill holes drilled to date at the Miroir target. These holes were focused on advancing the understanding of mineralization controls at Miroir and extending the target depth while testing the down-dip potential. Assay highlights are provided in Table 1, with the full list of assay results presented in Table 3 and drill collar details in Table 4.  All assay results from this target's drilling have now been disclosed.

Table 1: Latest Significant 2025 Drill Intercepts
Hole ID		From (m)	To (m)	Length (m)	Grade (Au g/t)	Target
DUP25-066		191.2	193.0	1.8	6.08	Miroir
DUP25-066	including	192.0	193.0	1.0	8.53	Miroir
DUP25-066		197.5	202.0	4.5	1.23	Miroir
DUP25-068		19.0	23.0	4.0	1.39	Normandie
DUP25-068		77.4	78.4	1.0	5.22	Normandie
DUP25-074		214.4	223.7	9.3	1.92	Valentre
DUP25-074	including	218.9	223.7	4.8	2.80	Valentre
DUP25-081		12.1	14.15	2.05	2.57	Miroir
DUP25-081		19.0	28.8	9.8	1.13	Miroir
DUP25-081		128.4	148.7	20.30	0.61	Miroir
DUP25-081		154.7	156.35	1.65	3.17	Miroir
DUP25-081		196.9	206.5	9.6	1.53	Miroir
DUP25-081		223.7	256.85	33.15	1.56	Miroir
DUP25-081	including	243.7	251.3	7.6	3.18	Miroir
DUP25-081		276.6	277.5	0.9	7.54	Miroir
DUP25-083		509.0	512.5	3.5	4.26	Valentre
DUP25-083		523.65	534.6	10.95	2.41	Valentre
DUP25-084		86.7	89.0	2.3	2.39	Miroir
DUP25-084		184.0	213.0	29.0	1.47	Miroir
DUP25-084		229.0	237.0	8.0	3.28	Miroir
DUP25-084	including	235.0	236.0	1.0	18.20	Miroir
DUP25-084		245.0	255.0	10.0	1.83	Miroir
DUP25-084	including	245.0	246.0	1.0	9.58	Miroir
DUP25-085		53.0	68.5	15.5	3.74	Miroir
DUP25-085		148.0	156.0	8.0	7.18	Miroir
DUP25-085	including	153.35	155.0	1.65	30.58	Miroir
DUP25-086		9.5	10.9	1.4	7.74	Lumière
DUP25-087		41.0	46.25	5.25	3.35	Miroir
DUP25-087	including	43.0	43.55	0.55	20.50	Miroir
DUP25-087		79.25	86.4	7.15	0.85	Miroir

Additional Details on Miroir, CVD, Aiguille, Lumière, and Normandie Drilling

Miroir

The 2025 drilling at the Miroir target focused on further delineating the extent of near-surface mineralization discovered in 2024. A series of significant intercepts have been returned at Miroir to date (Table 2), with the most recent drilling continuing to confirm and expand the target area, extending mineralization to a vertical depth of 250 m below surface and highlighting multiple near-surface gold zones.

Notable results from the most recent drilling include drill hole DUP25-081 returning 1.56 g/t Au over 33.15 m, including 3.18 g/t Au over 7.60 m. Drillhole DUP25-085 returned 3.74 g/t Au over 15.5 m and 7.18 g/t over 8.0 m, including 30.58 g/t over 1.65 m, and  DUP25-090 returned 4.08 g/t Au over 12.0 m, including 11.20 g/t Au over 1.0 m. These results continue to demonstrate the potential for multiple, high-quality gold zones within the Miroir target and reinforce its potential for further growth.

Table 2: Previous Disclosure Highlights, Miroir target
Drill Hole	Highlight Interval	Disclosure Date
DUP24-048	3.12 g/t Au over 19.35 m	January 20, 2025
DUP25-052	2.77 g/t Au over 11.1 m, including 4.36 g/t Au over 6.5 m	May 28, 2025
DUP25-064	3.23 g/t Au over 25.9 m, including 11.20 g/t Au over 2.0 m, and including 10.16 g/t Au over 1.4 m	September 24, 2025
DUP25-078	2.01 g/t Au over 29.8 m, including 15.70 g/t Au over 0.75 m and 18.20 g/t Au over 1.0 m	November 10, 2025

High-grade mineralization at the Miroir target is associated with coincident brittle and ductile deformation within a volcanic package proximal to syenite contacts. Mineralized intercepts are spatially correlated with northeast-southwest-striking D2 deformation zones, coincident with a geophysically inferred basalt-syenite contact that plunges to the east.

In the most recent drill holes, mineralization is hosted within brecciated, silica-altered basalt and syenite, with 2-5% very fine-grained disseminated to fracture-controlled bronze pyrite associated with thin smoky quartz veinlets.

Valentre

The 2025 drilling program further confirmed the continuity of the mineralization at the Valentre target and the latest notable results from the most recent drilling include drill hole DUP25-074 returning 1.92 g/t Au over 9.3 m, including 2.80 g/t Au over 4.8 m, and DUP25-083 returning 4.26 g/t Au over 3.5 m and 2.41 g/t Au over 10.95 m. The results continue to demonstrate the continuity of the Valentre target which currently extends to 480 m below surface and remains open at depth.

Gold mineralization at the Central Duparquet-Valentre-Dumico ("CVD") area is hosted within mineralized silica- and sericite-altered syenite units with very fine-grained disseminated pyrite ranging from 0.5- 3%. Gold mineralization is also coincident with dark smoky quartz veins and veinlets, with up to 3% fine-grained disseminated pyrite mineralization. The gold-mineralized quartz veins are hosted within syenite units and intervals of alternating syenite and mafic and ultramafic volcanic units.

Aiguille

In the 2025 drilling campaign, the up-dip and along-strike opportunities at the Aiguille target were investigated with a sequence of shallow drill holes, targeting a key geological contact to further enhance the resolution for modelling the extent of mineralization. Drill hole DUP25-071 returned 0.62 g/t Au over 1.0 m and DUP25-074 returned 0.48 g/t Au over 1.0 m. These holes successfully demonstrated anomalous gold values in key structures. The down-dip potential of the target continues to remain open at depth and will be validated with further drilling.

Normandie

The Normandie target, located 150 m northeast of Miroir, is a geophysical anomaly interpreted as a structural corridor linking the Miroir target with the greenfield Sid target (see press release dated February 22, 2024). Drilling in 2025 successfully intersected high-grade brecciated and shear-style veining along the syenite-volcanic contact, with hole DUP25-068 returning 1.39 g/t Au over 4.0 m and 5.22 g/t Au over 1.0 m. This maiden drill hole at Normandie validated the geological interpretation, demonstrating geological continuity and a favourable mineralization setting between the Miroir and Sid targets. Follow-up drilling will focus on testing the mineralization footprint along strike and down-dip.

Figure 3: Plan view map highlighting the Normandie target area and showing the 2nd vertical derivative magnetics geophysical product (CNW Group/First Mining Gold Corp.)

Lumière

The Lumière target, located approximately 300 m northwest of Miroir (Figure 2), was drill tested in 2025, with hole DUP25-086 returning 7.74 g/t Au over 1.4 m and 2.23 g/t Au over 1.5 m near surface. Drilling targeted a geophysical anomaly and syenite-volcanic contacts along the northern margin of the syenite body.

High-grade gold values are associated with brecciated and sheared volcanic units with fracture-controlled silica alteration. Structural and geochemical interpretations will be integrated to update the 3D geological model along the contact and identify priority areas for follow-up drilling.

Table 3: Latest Assay Results from 2025 Drill Program
Drill Hole		From (m)	To (m)	Length (m)	Grade (Au g/t)	Target
DUP25-066		191.2	193.0	1.8	6.08	Miroir
DUP25-066	including	192.0	193.0	1.0	8.53	Miroir
DUP25-066		197.5	202.0	4.5	1.23	Miroir
DUP25-066		213.0	219.5	6.5	0.62	Miroir
DUP25-066		228.7	229.7	1.0	0.73	Miroir
DUP25-066		274.5	275.0	0.5	5.12	Miroir
DUP25-068		19.0	23.0	4.0	1.39	Normandie
DUP25-068		77.4	78.4	1.0	5.22	Normandie
DUP25-071		147.0	148.0	1.0	0.62	Aiguille
DUP25-072		no significant mineralization
DUP25-073		56.0	57.0	1.0	0.46	Aiguille
DUP25-073		121.0	122.0	1.0	0.47	Aiguille
DUP25-074		46.0	47.0	1.0	0.46	Valentre
DUP25-074		60.0	61.0	1.0	0.66	Valentre
DUP25-074		106.3	106.95	0.65	0.52	Valentre
DUP25-074		111.05	111.95	0.9	4.99	Valentre
DUP25-074		155.0	156.0	1.0	0.42	Valentre
DUP25-074		159.25	160.0	0.75	0.69	Valentre
DUP25-074		163.0	165.0	2.0	0.58	Valentre
DUP25-074		168.6	169.3	0.7	0.40	Valentre
DUP25-074		214.4	223.7	9.3	1.92	Valentre
DUP25-074	including	218.9	223.7	4.8	2.80	Valentre
DUP25-074		405.3	406.25	0.95	0.46	Aiguille
DUP25-074		411.0	412.0	1.0	0.48	Aiguille
DUP25-081		7.0	8.0	1.0	0.71	Miroir
DUP25-081		12.1	14.15	2.05	2.57	Miroir
DUP25-081	including	12.1	12.65	0.55	7.77	Miroir
DUP25-081		19.0	28.8	9.8	1.13	Miroir
DUP25-081		83.0	83.85	0.85	0.49	Miroir
DUP25-081		103.2	107.0	3.8	0.46	Miroir
DUP25-081		128.4	148.7	20.3	0.61	Miroir
DUP25-081		144.0	146.9	2.9	0.45	Miroir
DUP25-081		147.85	148.7	0.85	1.08	Miroir
DUP25-081		154.7	156.35	1.65	3.17	Miroir
DUP25-081		168.35	169.2	0.85	2.30	Miroir
DUP25-081		192.0	193.0	1.0	0.56	Miroir
DUP25-081		196.9	206.5	9.6	1.53	Miroir
DUP25-081		223.7	256.85	33.15	1.6	Miroir

DUP25-081	including	243.7	251.3	7.6	3.18	Miroir
DUP25-081		276.6	277.5	0.9	7.54	Miroir
DUP25-081		281.25	281.75	0.5	1.33	Miroir
DUP25-081		296.0	297.0	1.0	0.72	Miroir
DUP25-081		307.2	308.0	0.8	0.46	Miroir
DUP25-082		70.55	72.0	1.45	0.72	Miroir
DUP25-082		110.75	111.35	0.6	0.78	Miroir
DUP25-082		214.9	215.4	0.5	0.56	Miroir
DUP25-083		123.0	124.0	1.0	1.37	Miroir
DUP25-083		287.0	288.0	1.0	0.42	Valentre
DUP25-083		318.0	319.0	1.0	0.53	Valentre
DUP25-083		336.0	337.0	1.0	0.58	Valentre
DUP25-083		351.3	358.0	6.7	2.07	Valentre
DUP25-083		361.55	366.0	4.45	0.62	Valentre
DUP25-083		373.0	376.0	3.0	0.48	Valentre
DUP25-083		381.0	383.0	2.0	0.47	Valentre
DUP25-083		427.5	428.2	0.7	0.40	Valentre
DUP25-083		488.0	489.0	1.0	1.28	Valentre
DUP25-083		509.0	512.5	3.5	4.26	Valentre
DUP25-083		523.65	534.6	10.95	2.41	Valentre
DUP25-083		564.0	565.0	1.0	1.45	Valentre
DUP25-083		573.25	575.0	1.75	2.39	Valentre
DUP25-084		16.0	18.0	2.0	0.51	Miroir
DUP25-084		25.3	26.3	1.0	0.57	Miroir
DUP25-084		39.0	44.0	5.0	0.75	Miroir
DUP25-084		59.3	59.8	0.5	0.49	Miroir
DUP25-084		63.2	65.7	2.5	1.01	Miroir
DUP25-084		68.2	69.5	1.3	0.81	Miroir
DUP25-084		86.7	89.0	2.3	2.39	Miroir
DUP25-084		103.5	104.0	0.5	0.72	Miroir
DUP25-084		130.0	130.5	0.5	1.83	Miroir
DUP25-084		159.0	164.7	5.7	0.60	Miroir
DUP25-084		184.0	213.0	29.0	1.47	Miroir
DUP25-084		229.0	237.0	8.0	3.28	Miroir
DUP25-084	including	235.0	236.0	1.0	18.20	Miroir
DUP25-084		245.0	255.0	10.0	1.83	Miroir
DUP25-084	including	245.0	246.0	1.0	9.58	Miroir
DUP25-085		13.5	14.3	0.8	0.43	Miroir
DUP25-085		22.8	24.3	1.5	0.66	Miroir
DUP25-085		33.6	35.0	1.4	1.08	Miroir
DUP25-085		45.75	47.0	1.25	1.94	Miroir
DUP25-085		53.0	68.5	15.5	3.74	Miroir
DUP25-085		76.0	76.8	0.8	0.46	Miroir
DUP25-085		78.4	80.35	1.95	3.94	Miroir
DUP25-085		85.1	90.9	5.8	2.95	Miroir
DUP25-085		137.0	138.0	1.0	1.21	Miroir
DUP25-085		148.0	156.0	8.0	7.18	Miroir
DUP25-085	including	153.35	155.0	1.65	30.58	Miroir
DUP25-086		9.5	10.9	1.4	7.74	Lumière
DUP25-086		33.0	34.5	1.5	2.23	Lumière
DUP25-086		112.6	113.5	0.9	1.47	Lumière
DUP25-086		117.0	118.0	1.0	1.69	Lumière
DUP25-086		161.0	162.0	1.0	0.56	Lumière
DUP25-087		41.0	46.25	5.25	3.35	Miroir
DUP25-087	including	43.0	43.55	0.55	20.50	Miroir
DUP25-087		51.3	51.9	0.6	1.40	Miroir
DUP25-087		57.55	62.25	4.7	0.95	Miroir
DUP25-087		79.25	86.4	7.15	0.85	Miroir
DUP25-087		114.95	115.9	0.95	0.85	Miroir
DUP25-087		119.0	120.55	1.55	3.05	Miroir
DUP25-088		5.0	6.0	1.0	0.91	Lumière
DUP25-089		31.0	31.6	0.6	0.82	Miroir
DUP25-089		111.7	115.25	3.55	1.52	Miroir
DUP25-089		129.0	129.7	0.7	0.77	Miroir
DUP25-089		208.65	210.35	1.7	1.79	Miroir
DUP25-089		214.35	217.0	2.65	0.72	Miroir
DUP25-089		222.2	223.65	1.45	1.91	Miroir
DUP25-089		233.5	235.5	2.0	1.46	Miroir
DUP25-089		238.6	239.55	0.95	0.74	Miroir
DUP25-089		247.0	252.0	5.0	1.45	Miroir
DUP25-089		255.0	258.0	3.0	0.41	Miroir
DUP25-089		264.0	268.0	4.0	1.26	Miroir
DUP25-089		271.0	278.0	7.0	1.53	Miroir
DUP25-089		285.0	288.1	3.1	1.48	Miroir
DUP25-089		291.4	292.95	1.55	0.99	Miroir
DUP25-089		308.0	310.25	2.25	7.88	Miroir
DUP25-089	including	313.0	314.6	1.6	2.55	Miroir
DUP25-089		344.2	347.0	2.8	0.42	Miroir
DUP25-089		359.0	359.6	0.6	0.69	Miroir
DUP25-090		6.0	7.0	1.0	0.51	Miroir
DUP25-090		157.0	159.3	2.3	1.68	Miroir
DUP25-090		162.0	163.0	1.0	0.74	Miroir
DUP25-090		177.0	178.0	1.0	0.77	Miroir
DUP25-090		190.0	191.0	1.0	0.60	Miroir
DUP25-090		269.7	273.0	3.3	3.49	Miroir
DUP25-090	including	269.7	270.25	0.55	6.87	Miroir
DUP25-090	and inc.	270.8	271.4	0.6	11.00	Miroir
DUP25-090		306.9	316.4	9.5	0.61	Miroir
DUP25-090		320.9	332.9	12.0	4.08	Miroir
DUP25-090	including	327.0	328.0	1.0	11.20	Miroir
DUP25-091		34.0	38.0	4.0	0.50	Miroir
DUP25-091		172.0	173.0	1.0	0.76	Miroir
DUP25-091		177.0	184.0	7.0	0.54	Miroir
DUP25-091		188.0	191.0	3.0	0.45	Miroir
DUP25-091		255.0	256.0	1.0	0.47	Miroir
DUP25-091		269.0	270.0	1.0	5.18	Miroir
DUP25-091		312.0	313.0	1.0	1.06	Miroir
DUP25-091		327.0	328.0	1.0	1.17	Miroir
DUP25-091		346.0	349.4	3.4	0.39	Miroir
DUP25-091		352.0	353.0	1.0	0.68	Miroir
DUP25-091		507.0	509.0	2.0	0.85	Miroir
DUP25-091		518.0	522.2	4.2	1.01	Miroir

*Reported intervals are drilled core lengths (true widths are estimated at 75-85% of the core length interval; assay values are uncut)

Table 4: Latest 2025 Drill Hole Locations

Hole ID	Azimuth (°)	Dip (°)	Length (m)	Easting	Northing
DUP25-066	330	-45	294	633650	5374024
DUP25-068	340	-45	225	633860	5374080
DUP25-071	180	-50	159	633437	5373738
DUP25-072	180	-50	174	633369	5373751
DUP25-073	180	-50	153	633568	5373739
DUP25-074	180	-55	495	633552	5373921
DUP25-081	340	-50	330	633639	5373996
DUP25-082	340	-50	270	633591	5373980
DUP25-083	180	-70	625	633681	5374086
DUP25-084	342	-52	282	633651	5374024
DUP25-085	338	-54	201	633569	5374057
DUP25-086	350	-50	201	633409	5374075
DUP25-087	340	-50	150	633534	5374044
DUP25-088	355	-50	150	633105	5374188
DUP25-089	327	-54	366	633716	5374030
DUP25-090	335	-52	351	633694	5373963
DUP25-091	330	-53	600	633834	5373899

Note: Collar coordinates in UTM NAD 83 z17

About the Duparquet Gold Project

The Duparquet Project is situated in the southern part of the Abitibi Greenstone Belt and is geographically located approximately 50 km northwest of the city of Rouyn-Noranda. The Project benefits from easy access and proximity to an existing workforce and infrastructure, including road, rail and hydroelectric grid power. The Duparquet Project currently hosts an NI 43-101 compliant gold resource of 3.44 million ounces in the Measured & Indicated category, grading 1.55 g/t Au, and an additional 2.64 million ounces in the Inferred category, grading 1.62 g/t Au. First Mining completed a Preliminary Economic Assessment1 ("PEA") on the Project in 2023.

The Duparquet Project totals approximately 5,800 hectares focused on an area of 19 km of strike length along the prolific Destor-Porcupine Fault Zone, along with numerous mineralized splays and influential secondary lineaments. The Duparquet Project includes the past-producing Beattie, Donchester and Duquesne mines as well as the Central Duparquet, Dumico and Pitt Gold deposits.

[1] Further details on the Duparquet PEA can be found in the technical report entitled "NI 43-101 Technical Report: Preliminary Economic Assessment, Duparquet Gold Project, Quebec, Canada" dated October 20, 2023, which was prepared for First Mining by G Mining Services Inc. in accordance with NI 43-101 and is available under First Mining's SEDAR+ profile at www.sedarplus.ca

Analytical Laboratory and QA/QC Procedures

All sampling completed by First Mining within its exploration programs is subject to a Company standard of internal quality control and quality assurance (QA/QC) programs which include the insertion of certified reference materials, blank materials and a level of duplicate analysis. Core samples from the 2025 drilling program at Duparquet were sent to AGAT Laboratories, with sample preparation in Val d'Or, Quebec and analysis in Thunder Bay, Ontario, where they were processed for gold analysis by 50 gram fire assay with an atomic absorption finish. Samples from selected holes were sent to AGAT Laboratories in Calgary, Alberta, for multi-element analysis (including silver) by inductively coupled plasma (ICP) method with a four acid digest. AGAT Laboratories systems conform to requirements of ISO/IEC Standard 17025 guidelines and meets assay requirements outlined for NI 43-101.

Qualified Person

James Maxwell, P.Geo., VP, Exploration and Project Operations for First Mining, is a "Qualified Person" for the purposes of NI 43-101 Standards of Disclosure for Mineral Projects and has reviewed and approved the scientific and technical disclosure contained in this news release.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a 30% project interest in the Pickle Crow Gold Project.

First Mining was established in 2015 by Mr. Keith Neumeyer, founder and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include but are not limited to, statements with respect to: (i) the potential for resource growth and future exploration success at the Project; (ii) the commencement and success of any environmental baseline programs at the Project; (iii) the compilation and interpretation of the drilling results at the Project; (iv) publication of a feasibility at the Duparquet Project; (v) feasibility and permitting activities related to the Springpole Gold Project; and (vi) realizing the value of the Company's gold projects for the Company's shareholders.  All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Such factors include, without limitation the Company's business, operations and financial condition potentially being materially adversely affected by the outbreak of epidemics, pandemics or other health crises, and by reactions by government and private actors to such outbreaks; risks to employee health and safety as a result of the outbreak of epidemics, pandemics or other health crises, that may result in a slowdown or temporary suspension of operations at some or all of the Company's mineral properties as well as its head office; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

Cautionary Note to United States Investors

The Company is a "foreign private issuer" as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is eligible to rely upon the Canada-U.S. Multi-Jurisdictional Disclosure System, and is therefore permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

Technical disclosure contained in this news release has not been prepared in accordance with the requirements of United States securities laws and uses terms that comply with reporting standards in Canada with certain estimates prepared in accordance with NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning the issuer's material mineral projects.

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SOURCE First Mining Gold Corp.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 09-MAR-26